Ref.: 4060.60028

June 1, 2011

Zodiac Exploration Corp. (The “Corporation”)

United States Securities and Exchange Commission

Re:

Technical Review of Certain P&NG Holdings of Zodiac Exploration Corp. in the San Joaquin Basin, California, USA, dated December 31, 2009 (the “Technical Review”)

The undersigned, the author of the Technical Review, hereby:

1)

Consents to extracts from or a summary of the Technical Review in the annual information form dated March 3, 2011 issued and filed by the Corporation  (the “AIF”), included as an exhibit to this registration statement on Form 40-F;

2)

Consents to extracts from or a summary of the Technical Review in the joint information circular of Peninsula Resources Ltd. and the Corporation dated August 27, 2010 and filed by the Corporation  (the “Information Circular”), included as an exhibit to this registration statement on Form 40-F;

3)

Confirms that I have read the AIF and Information Circular and have no reason to believe that there are any misrepresentations in the information derived from the Technical Review and that neither the AIF nor Information Circular contains any misrepresentation of the information contained in the Technical Review.

Sincerely,

SPROULE U.S. LIMITED

                                                                      [[Original signed by John Chipperfield]]

John L. Chipperfield, P.Geol.

Senior Vice-President and Director

Ref.: 4060.60030

                                                        June 1, 2011

Zodiac Exploration Corp. (The “Corporation”)

United States Securities and Exchange Commission

Re:

Evaluation of the Jaguar Prospect, San Joaquin Basin, California, dated June 1, 2010 (the “Evaluation”)

The undersigned, the author of the Evaluation, hereby:

1)

Consents to extracts from or a summary of the Evaluation in the annual information form dated March 3, 2011 issued and filed the Corporation  (the “AIF”), included as an exhibit to this registration statement on Form 40-F;

2)

Consents to the written disclosure of the Evaluation and of extracts from or a summary of the Evaluation in the joint information circular of Peninsula Resources Ltd. and the Corporation dated August 27, 2010 and filed by the Corporation  (the “Information Circular”), included as an exhibit to this registration statement on Form 40-F;

3)

Confirms that I have read the AIF and Information Circular and have no reason to believe that there are any misrepresentations in the information derived from the Evaluation and neither the AIF nor Information Circular contains any misrepresentation of the information contained in the Evaluation.

Sincerely,

SPROULE U.S. LIMITED

                                                                      [[Original signed by John Chipperfield]]

John L. Chipperfield, P.Geol.

Senior Vice-President and Director